Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Whitmire, John Michael (Last) (First) (Middle) 135 Overlook Drive (Street) Gainesville, GA 30506 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 02/25/03	4. Issuer Name and Ticker or Trading Symbol GB&T Bancshares, Inc. (gbtb)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) x Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below)		6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
	1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
	Common Stock	2,000	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer cisable	Expira- tion Date	Title	Amount or Number of Shares
GB&T Bancshares Stock Option Plan	20% annually beginning 09-17-03	09-17-12	GB&T Bancshares, Inc.	5,000	$16.25	D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

	/s/ J. Michael Whitmire J. Michael Whitmire **Signature of Reporting Person	02-25-03 Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.